UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION TO DEMONSTRATE PERSONAL BROADBAND SERVICES WITH A LIVE SHOWCASE OF ITS 4MOTION™ MOBILE WIMAX SOLUTION AT CTIA WIRELESS, dated April 4, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: April 04, 2006	By:	/s/ Dafna Gruber
Name: Dafna Gruber
Title: Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber,                  CFOCarmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION TO DEMONSTRATE PERSONAL BROADBAND SERVICES WITH
A LIVE SHOWCASE OF ITS 4MOTION™ MOBILE WIMAX SOLUTION AT CTIA WIRELESS

4Motion Enables Carriers to Build Complete Networks For Triple Play Services to
Users Anytime, Anywhere

---

CTIA Wireless 2006, Las Vegas Nevada, April 4, 2006 - Alvarion Ltd., (NASDAQ: ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, will be demonstrating personal broadband services with a live showcase of its new 4Motion solution, the company’s comprehensive mobile WiMAX solution based on the IEEE 802.16e-2005 standard, at the show which opens tomorrow. 4Motion™ is a complete WiMAX 802.16e-2005 solution portfolio being developed in conjunction with leading providers of core network and IP technology, terminals and integration services. Powered by Alvarion’s advanced radio technologies, the demonstration—featuring dynamic bandwidth allocation to multiple services and seamless hand offs —offers a glimpse of the future where mobile users receive bandwidth intensive triple play services anytime, anywhere.

Called “personal broadband,” this untethered and unbound availability of broadband will fundamentally change the way people work and play, similar to how cellular phones have integrated mobile voice and messaging into everyone’s daily lives in the past decade. Delivering on Alvarion’s previously announced goal to demonstrate mobile WiMAX technology in early 2006, the showcase will be at the company’s booth (#1612) and is open to the public. More information is available everyday at 14:00 at a seminar on mobile WiMAX in MR-58.

"With a leading position in the pre-WiMAX market, it's no surprise that Alvarion would be a major force in driving WiMAX development and the industry as a whole," noted Peter Jarich, principal analyst with Current Analysis. "Likewise, as the industry begins to coalesce around 802.16e-2005, it's no surprise that Alvarion would again be leading the charge in pushing the technology with an eye towards fundamentally impacting the way people live and work."

Leveraging Alvarion’s BreezeMAX, the most widely deployed WiMAX solution in the world with more than 150 networks in more than 30 countries, 4Motion is a complete end-to-end mobile WiMAX solution incorporating advanced radio technologies, QoS mechanisms, IP mobility core components and multimedia subsystems, along with subscriber terminals, an OMC and backend interfaces. With this combination of software defined radio (SDR), beam forming, multi-in multi-out (MIMO), dynamic bandwidth allocation, and scaleable OFDMA technologies, the benefit to service providers is flexibility in network deployment, greater capacity, better overall coverage, efficient handling of shared resources, optimized user throughput by application, and robustness in providing mobility services. Compliance with 802.16e-2005 standards and a fully distributed, all-IP architecture means that 4Motion facilitates operators the flexibility to choose the multi-vendor partners to add third party IP services, while controlling costs.

“4Motion gives operators the full benefit of our two years of WiMAX deployments enabling them to start with a small network and evolve over time from fixed and portable services, to full mobility services, while also offering current customers a similar ability to augment their networks,” said Tzvika Friedman, CEO and President of Alvarion. “This solution offers carriers greater overall capacity and superior coverage, while having extreme flexibility and robustness in their network. Equally important, 4Motion’s all-IP core means that it will seamlessly integrate with other vendors’ network equipment, allowing carriers to deliver all manner of multimedia services as they develop.”

BreezeMAX is Alvarion’s WiMAX platform, designed from the ground up to support fixed, nomadic, portable and mobile WiMAX applications. It is built to support present needs, while enabling service providers to deploy a scalable and flexible network that is optimized for both operators and subscribers needs at every stage as the network grows. The fully commercial version of 4Motion, including standards compliant BreezeMAX base stations and a variety of Alvarion and third party systems and subscriber units, is planned for operator trials in the first half of 2007.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX market with the most widely deployed WiMAX system in the world, Alvarion has the most extensive networks deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.